EXHIBIT 99.1

Student Transportation Announces Director Election Results of Its 2013 Shareholder Meeting

BARRIE, Ontario, Nov. 11, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (Nasdaq:STB) ("STI" or the "Company") is pleased to announce that all of the nominees listed in its information circular dated September 24, 2013 were elected as directors of the Company at its annual meeting of shareholders held on November 7, 2013 (the "Meeting"). The results of the voting for each nominee are as follows:

Nominee	Votes For	Votes Withheld
	%	%
Denis Gallagher	99.64%	0.36%
Irving Gerstein	95.80%	4.20%
Kenneth Needler	95.75%	4.25%
Grace Palombo	95.82%	4.18%
George Rossi	95.86%	4.14%
David Scopelliti	95.81%	4.19%
Victor Wells	95.70%	4.30%

Profile

Student Transportation Inc.(TSX:STB) (Nasdaq:STB) is North America's third-largest and most innovative supplier school bus transportation services and management services. Founded in 1997, STI's family of local companies operating more than 10,800 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective transportation solutions delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com